This is a form of a material change report required under Section 75(2) of the Securities Act (Ontario).

FORM 27

Securities Act

This is a form of a material change report required under Section 85(1) of the Securities Act (British Columbia).

FORM 53-901.F

Securities Act

MATERIAL CHANGE REPORT

Item 1.

Reporting Issuer

ALMADEN MINERALS LTD. (the "Issuer")

1103-750 West Pender Street

Vancouver, British Columbia  V6C 2T8

Telephone: (604) 689-7644

Item 2.

Date of Material Change

August 16, 2004

Item 3.

Press Release

Press release was issued in Vancouver, British Columbia for distribution on Canada NewsWire on August 17, 2004

Item 4.

Summary of Material Change

The Issuer closed a private placement of 270,000 Flow-Through Common Shares at a price of $2.25 per share and 27,000 Broker Warrants at a price of $2.25 per warrant share exercisable for a period of one year from the date of Closing, for gross proceeds of $607,500.

Item 5.

Full Description of Material Change

The Issuer closed a private placement of 270,000 "flow-through" common shares (the "Offered Securities") at a purchase price of $2.25 per Offered Security in accordance with, among other things, the provisions of an agency agreement (the "Agency Agreement") dated August 16, 2004 between the Issuer and Dundee Securities Corporation (the "Agent").  In connection with the issue of the Offered Securities the Issuer has agreed to incur and renounce to the Purchasers thereof expenditures which qualify as Canadian exploration expense under the Income Tax Act (Canada) (the "Tax Act").

As partial consideration for the services of the Agent in connection with the Offering, the Issuer has granted to the Agent a broker warrant (the "Broker Warrant") which entitles the holder thereof to purchase up to 27,000 common shares of the Issuer (individually a "Broker Share" and collectively the "Broker Shares") at an exercise price of $2.25 per Broker Share at any time commencing on the date of the issue thereof and until August 16, 2005.

Item 6.

Reliance on Section 74(3) of the Act

No reliance is made on Section 74(3) as to confidentiality.

Item 7.

Omitted Information

Not applicable.

Item 8.

Senior Officers

The Senior Officer of the Issuer who is knowledgeable about the material change and the report is Duane Poliquin, President.

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated this 17th day of August, 2004.

ALMADEN MINERALS LTD.

By:  “Duane Poliquin”

    President & CEO

(Official Capacity)

 Duane Poliquin

(Please print here name of individual whose signature appears above.)